SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. 2)*

SFX Entertainment, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

784178303

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 784178303	Page 2 of 10

1	NAME OF REPORTING PERSONS OZ Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,123,226
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,123,226
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,123,226
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.55%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

SCHEDULE 13G

CUSIP No. 784178303	Page 3 of 10

1	NAME OF REPORTING PERSONS Och-Ziff Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,123,226
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,123,226
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,123,226
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.55%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13G

CUSIP No. 784178303	Page 4 of 10

1	NAME OF REPORTING PERSONS Och-Ziff Capital Management Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,123,226
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,123,226
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,123,226
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.55%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13G

CUSIP No. 784178303	Page 5 of 10

1	NAMES OF REPORTING PERSONS Daniel S. Och
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,123,226
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,123,226
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,123,226
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.55%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

CUSIP No. 784178303	Page 6 of 10

ITEM 1(a) Name of issuer:

SFX Entertainment, Inc.

ITEM 1(b) Address of issuer’s principal executive offices:

430 Park Avenue, Sixth Floor

New York, New York 10022

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP

This statement is filed by the entities and persons listed below, all of who together are referred to herein as the “Reporting Persons”:

(i)	OZ Management LP (“OZ”), a Delaware limited partnership, is the principal investment manager to a number of investment funds and discretionary accounts (collectively, the “Accounts”).

(ii)	Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, serves as the sole general partner of OZ. The Common Stock, $0.001 par value (the “Shares”) reported in this Schedule 13G are held in the Accounts managed by OZ.

(iii)	Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company, is the sole shareholder of OZHC.

(iv)	Daniel S. Och is the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM.

The citizenship of each of OZ, OZHC and OZM is set forth above. Daniel S. Och is a United States citizen.

The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, New York 10019.

2(d) Title of class of securities:

Common Stock, $0.001 par value.

2(e) CUSIP No.:

784178303

ITEM 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

SCHEDULE 13G

CUSIP No. 784178303	Page 7 of 10

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. ☒

ITEM 4. OWNERSHIP.

OZ and OZ Management II LP (“OZII”) each serve as the principal investment manager to the Accounts. OZII is a wholly-owned subsidiary of OZ and, as such, OZ may be deemed to be the beneficial owner of shares held in the Accounts managed by OZII. OZ is the sole member of Och-Ziff Holding II LLC (“OZHII”), the general partner of OZII. As a result, OZ has voting and dispositive authority over the Shares reported in this Schedule 13G. OZHC serves as the sole general partner of OZ. As such, OZHC may be deemed to control OZ and, therefore, may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. OZM is the sole shareholder of OZHC and, for purposes of this Schedule 13G, may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Daniel S. Och is the Chief Executive Officer, Chairman and an Executive Managing Director of OZM. As such, for purposes of this Schedule 13G, he may be deemed to control such entity and, therefore, be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.

Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

The percentages used in this Item 4 are calculated based upon 90,567,175 Shares outstanding as of November 12, 2014, as reported in the Issuer’s Form 10-Q filed on November 14, 2014. Beneficial ownership information is presented as of December 31, 2014.

A.	OZ

(a) Amount beneficially owned:

4,123,226

(b) Percent of class:

4.55%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 4,123,226.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 4,123,226.

B.	OZHC

(a) Amount beneficially owned:

4,123,226

(b) Percent of class:

4.55%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 4,123,226.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 4,123,226.

SCHEDULE 13G

CUSIP No. 784178303	Page 8 of 10

C.	OZM

(a) Amount beneficially owned:

4,123,226

(b) Percent of class:

4.55%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 4,123,226.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 4,123,226.

D.	Daniel S. Och

(a) Amount beneficially owned:

4,123,226

(b) Percent of class:

4.55%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 4,123,226.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 4,123,226.

ITEM 5. OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMEBRS OF THE GROUP.

See Item 4.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

SCHEDULE 13G

CUSIP No. 784178303	Page 9 of 10

ITEM 10. CERTIFICATIONS. (if filing pursuant to Rule 13d-1(c))

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that to the best of its or his knowledge or belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 784178303	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 17, 2015

OZ MANAGEMENT LP
By: Och-Ziff Holding Corporation its general partner

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer

OCH-ZIFF HOLDING CORPORATION

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer

DANIEL S. OCH

By:	/s/ Daniel S. Och
Daniel S. Och